

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited
114 W. 41st Street
New York, NY 10036

 Re: Hampshire Group, Limited
 Form 10-K for Fiscal Year Ended December 31, 2009
 Filed March 22, 2010
 File No. 000-20201

Dear Mr. Golden:

 We have completed our review of your filing and do not have any further comments at this time.

 Sincerely,

 John Reynolds
 Assistant Director